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Exhibit 99.1

Cascades announces the Purchase of Class A Preferred Shares of
Cascades Boxboard Group Inc.

Kingsey Falls, Québec, December 16, 2003—Cascades Inc. ("Cascades") (Symbol: CAS-TSX) today announced that 9135-2591 Québec Inc., a wholly owned subsidiary of Cascades, purchased all of the outstanding Class A Preferred Shares of Cascades Boxboard Group Inc., a wholly-owned subsidiary of Cascades, for $25 million in cash.

Cascades Inc. is a leader in the manufacturing of packaging products, tissue paper and specialized fine papers. Internationally, Cascades employs nearly 14,000 people and operates close to 150 modern and versatile operating units located in Canada, the United States, France, England, Germany and Sweden. Cascades recycles more than two million tons of paper and board annually, supplying the majority of its fibre requirements. Leading edge de-inking technology, sustained research and development, and 39 years of experience in recycling are all distinctive strengths that enable Cascades to manufacture innovative value-added products. Cascades' common shares are traded on the Toronto Stock Exchange under the ticker symbol CAS.

For further information:	Source:

Mr. Stéphane Mailhot Director, Corporate Communications Cascades Inc. (819) 363-5161 stephane_mailhot@cascades.com	Mr. André Belzile Vice-President and Chief Financial Officer Cascades Inc. (819) 363-5168 abelzile@cascades.com
Mr. Marc Jasmin Director, Investor Relations Cascades Inc. (514) 282-2681 marc_jasmin@cascades.com

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Cascades announces the Purchase of Class A Preferred Shares of Cascades Boxboard Group Inc.